International Mercantile Corporation effects a 1 for 8 reverse split - the new
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trading symbol is IMCT
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Berkeley Heights, NJ, Feb 20, 2002 - International Mercantile Corp (OTC-BB
Symbol: IMTT) announced today that a 1 for 8 reverse stock split will take place on Thursday February 21, 2002. The NASD has assigned IMCT as the new trading symbol for International Mercantile Corporation.

The Board of Directors felt the reverse split was in the best interests of the company and its shareholders. The total number of issued and outstanding shares now stands at approximately 3.9 million with a public float of less than 300 thousand shares. The Board of Directors Feels this will provide for a more orderly market for the trading of the company's stock. The Company's wholly owned subsidiary is Solutions Technology, Inc. the developer of the SecureTime Biometric ID System using Biometric Fingerprint technology.

The SecureTime system is a smart terminal that interacts with Solutions Technology's office in Long Beach, CA. The SecureTime system, on demand, provides customized pay reports for a company. By using the SecureTime Time and Attendance System, it is possible for a company to potentially save up to 5% on payroll by eliminating worker fraud such as "Buddy Punching". The SecureTime System is also a comfort for workers and employees because the fingerprint technology eliminates almost all disputes as to the amount of time a worker was actually at work, thus saving the time and expense and mutual frustration inherent in labor/wage disputes. Additionally, the SecureTime System is able to interface with payroll companies thereby eliminating the chance for lost and/or incorrect data that occurs from manual transfers.

The SecureTime Biometric system is also capable of being used for security purposes. With these programming adjustments, the system can be tied into other surveillance systems to provide added security in highly sensitive work areas.

Please visit our website at www.solu-usa.com for more information or call
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888-766-6909.